Pacific Coast Oil Trust

The Bank of New York Mellon Trust Company, N.A., Trustee

601 Travis Street, 16th Floor

Houston, Texas 77002

May 22, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Michael Killoy
David Plattner

Re:	Pacific Coast Oil Trust
Preliminary Proxy Statement on Schedule 14A Filed May 4, 2023
File No. 001-35532

Ladies and Gentlemen:

This letter sets forth the responses of Pacific Coast Oil Trust (the “Trust”) to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission the “Commission”), dated May 17, 2023, with respect to the above-referenced filing (the “Preliminary Proxy Statement”). The Trust is filing concurrently with this letter Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes revisions to the Preliminary Proxy Statement in response to the Staff’s comments. For your convenience, we have repeated in bold type the comments exactly as set forth in the May 17 comment letter. Our response is set forth immediately below the text of each comment.

PRE 14A filed May 4, 2023

General

1.	Please revise the proxy statement and form of proxy to clearly identify that they are preliminary. See Rule 14a-6(e)(1).

Response: The Trust acknowledges the Staff’s comment and has clearly identified in Amendment No. 1 that the proxy statement and form of proxy card are preliminary.

2.	Please flip the two images of the proxy card so that the front side is presented first.

Response: The Trust acknowledges the Staff’s comment and has flipped the two images of the proxy card in Amendment No. 1.

3.	Please explain the basis for the disclosure stating that the Trust will bear the costs of the Special Meeting if the proposal to amend the Trust Agreement is approved. On its face, the wording of the amendment appears to be ambiguous as to whether the costs of the Special Meeting itself (as opposed to the costs of future special meetings) would need to be covered.

Response: The Trust acknowledges the Staff’s comment and has included as an appendix to Amendment No. 1 the form of the proposed amendment to the Trust Agreement, which clearly provides that, if approved, the amendment will apply to the costs associated with calling the Special Meeting.

4.	We note the following disclosure on page 3 (as well as similar disclosure in the third paragraph on page 8 and at the bottom of page 9): “Removal of the Trustee requires the affirmative vote of Unitholders who, as of the Record Date, held Trust Units representing a majority in interest of the Trust Units represented in person or by proxy at the Special Meeting (assuming a quorum is present). Accordingly, abstentions and broker non-votes will have the effect of votes ‘AGAINST’ this Proposal.” Please explain the legal basis for making the statement in the final sentence. In that regard, we note that Section 8.03 of the Trust Agreement includes the following provision: “Abstentions and broker non-votes shall not be deemed to be a vote cast.”

Response: The Trust respectfully notes that Section 8.03 of the Amended and Restated Trust Agreement of the Trust, dated as of May 8, 2012 (the “Trust Agreement”) provides that, except as otherwise provided therein, any matter submitted to a vote of the Trust Unitholders requires the affirmative vote of Trust Unitholders as of the record date “holding a majority of the Trust Units present in person or by proxy at a meeting where there is a quorum present” (emphasis added). Because abstentions and broker non-votes are counted for purposes of determining the presence of a quorum, and are therefore considered to be present in person or by proxy at the meeting, they have the effect of votes against a proposal that requires the affirmative vote of Trust Units present in person or by proxy.

The Trust has added disclosure to Amendment No. 1 on pages 3, 8 and 9 to explain that abstentions and broker non-votes are counted for purposes of determining the presence of a quorum, and are therefore considered to be present in person or by proxy at the Special Meeting.

5.	Please advise us as to why the Trust has not filed any 10-K’s or 10-Q’s since 2019.

Response: The Trust has been unable to file any of its Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q since its Quarterly Report on Form 10-Q for the period ended June 30, 2019 due to the difficulties in completing the audit of the financial statements as of and for the year ended December 31, 2019 and subsequent years, as explained in further detail below.

As disclosed in the Trust’s Current Report on Form 8-K filed on October 10, 2019, on October 4, 2019 PricewaterhouseCoopers LLP (“PwC”) resigned as the Trust’s independent registered public accounting firm. PwC had informed the Trustee that its resignation was the result of the change of ownership of Pacific Coast Energy Holdings LLC (“PCEH”), following the acquisition of PCEH by NewBridge Resources Pacific LLC, which at the time was indirectly owned 50% by Scott Y. Wood and 50% by K4 Oil LLC. PCEH is the sole member of the general partner of Pacific Coast Energy Company, LP (“PCEC”), which is the sponsor of the Trust.

Because of the change in ownership of PCEC, the Trustee was unable to identify a suitable independent registered public accounting firm to replace PwC until early 2020. As disclosed in the Trust’s Current Report on Form 8-K filed on March 4, 2020, the Trust engaged Pannell Kerr Forster of Texas, P.C. (“PKF”) as the Trust’s independent registered public accounting firm. The delay in engaging a replacement auditor meant that the Trust would be unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2019 and its Annual Report on Form 10-K for the year ended December 31, 2019 on a timely basis. Further, once PKF began its audit work, PKF reported to the Trustee that, in connection with the change in ownership, PCEC experienced significant turnover in management and other personnel, resulting in a lack of institutional knowledge about accounting and operational matters prior to the change in ownership.

Meanwhile, as previously disclosed beginning with the Trust’s Current Report on Form 8-K filed on November 13, 2019, and in subsequent monthly press releases furnished on Form 8-K, in November 2019, PCEC informed the Trustee that, as permitted by the Conveyance of Net Profits Interests and Overriding Royalty Interest, effective as of April 1, 2012, pursuant to which the Trust was conveyed an 80% net profits interest and a 25% net profits interest (together, the “Net Profits Interests”) and a 7.5% overriding royalty interest (the “ORRI”) in certain oil and natural gas properties located onshore in California (the “Underlying Properties”), PCEC intended to begin deducting its estimated asset retirement obligations (“ARO”) associated with the West Pico, Orcutt Hill, Orcutt Hill Diatomite, East Coyote and Sawtelle fields, thereby reducing the amounts payable to the Trust under its Net Profits Interests. The Net Profits Interests and the ORRI are passive in nature and neither the Trust nor the Trustee has any control over, or responsibility for, costs relating to the operation of the Underlying Properties. The Underlying Properties consist of (i) the proved developed reserves as of December 31, 2011 on the Underlying Properties (the “Developed Properties”) and (ii) all other development potential on the Underlying Properties (the “Remaining Properties”).

As previously disclosed, PCEC engaged an accounting firm, Moss Adams LLP (“Moss Adams”), acting as third-party consultants, to assist PCEC in determining its estimated ARO, and on February 27, 2020, PCEC informed the Trustee that based on the analysis performed by Moss Adams, PCEC’s estimated ARO, as of December 31, 2019, was $45,695,643, which is approximately $10.0 million less than the undiscounted amount that was originally estimated before Moss Adams completed its analysis, as previously disclosed in the Trust’s Current Report on Form 8-K filed on November 13, 2019.  According to PCEC and its third-party consultants, its estimated ARO, which reflected PCEC’s assessment of current market conditions as of December 31, 2019 and changes in California law, was determined to be approximately $33.2 million for the Developed Properties and approximately $12.5 million for the Remaining Properties, or approximately $26.5 million and approximately $3.1 million net to the Trust, respectively, and PCEC has reflected these amounts beginning with the calculation of the net profits generated during January 2020. The accrual has resulted in a cumulative net profits deficit that, after over three years of recoupment out of the proceeds otherwise payable to the Trust, is currently approximately $6.7 million. Therefore, until the net profits deficit for the Remaining Properties was eliminated in August 2022, the only cash proceeds the Trust had received since March 2020 were pursuant to the ORRI. With the repayment of the remaining cumulative net profits deficit for the Remaining Properties in August 2022, the current cumulative net profits deficit relates only to the Developed Properties and will be repaid from proceeds otherwise payable to the Trust from the Trust’s 80% net profits interest.

As previously disclosed in the Trust’s Current Report on Form 8-K filed on November 18, 2019, the Trust engaged Martindale Consultants, Inc. (“Martindale”), a provider of analysis and compliance review services to the oil and gas industry, to perform an independent review of the estimated ARO in the Moss Adams report that PCEC provided to the Trustee. The Trustee also engaged an accounting expert to advise the Trustee regarding the accruals that PCEC has booked relating to its estimated ARO. This necessary review process further delayed the filing of the Trust’s annual and quarterly report reports. As disclosed in the Trust’s Current Report on Form 8-K filed on December 29, 2020, Martindale completed its review of the estimated ARO and on December 21, 2020 provided its analysis and recommendations to the Trustee. Based on Martindale’s recommendations provided in its report to the Trust, as disclosed in the Trust’s Current Report on Form 8-K filed on December 29, 2020, the Trustee requested that PCEC promptly make several adjustments to its calculations and methods of deducting ARO from the proceeds to which the Trust is otherwise entitled pursuant to its Net Profits Interests. In March 2021, PCEC responded to the Trustee, indicating PCEC’s view that the adjustments would violate applicable contracts and accounting standards, and has therefore declined to make any adjustments to the estimated ARO calculation based on those requests and the recommendations of the Martindale report.

Accordingly, as a result of the change in ownership of PCEC and resulting turnover, the unexpected resignation of PwC and the inability to quickly engage a replacement auditor, and delays in the completion of the audits for the year ended December 31, 2019 and subsequent years due in part to the review associated with the accounting treatment of the ARO accrual described above, the Trust has been unable to file any of its Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q since its Quarterly Report on Form 10-Q for the period ended June 30, 2019. The Trustee is working with PCEC and PKF to complete the Trust’s financial statements and its filings with the Securities and Exchange Commission and will make them available to unitholders as soon as possible. In the meantime, the Trustee will continue to communicate material information to unitholders via press releases and Forms 8-K.

Solicitation and Revocability of Proxies, page 5

6.	We note the disclosure in the third paragraph on page 5, which appears to be focused more on the solicitation efforts of Shipyard Capital than on the solicitation efforts of the Trustee. Please revise to provide clear disclosure regarding the Trustee’s solicitation efforts that is fully responsive to the requirements of Item 4 of Schedule 14A.

Response: The Trust acknowledges the Staff’s comment and has revised the disclosure on page 5 of Amendment No. 1 to describe the Trustee’s solicitation efforts separately from those of Shipyard Capital and Clear Creek.

Attending the Special Meeting, page 6

7.	We note the following disclosure on page 7 (and similar disclosure on page 1): “If you are a Beneficial Owner, you should have received a Proxy Card and voting instruction form from your broker, bank or other agent rather than directly from the Trust. Simply complete and mail the Proxy Card as instructed by your broker, bank or other agent to ensure that your vote is counted.” It is our understanding that, generally, street name holders receive voting instruction forms, but not proxy cards, from their banks or brokers. Please advise.

Response: The Trust acknowledges the Staff’s comment and has deleted the references in Amendment No. 1 to a Proxy Card when referring to street name holders.

Proposal One: Removal of the Trustee, page 9

8.	Please define “PCEC.”

Response: The Trust acknowledges the Staff’s comment and has defined “PCEC” as Pacific Coast Energy Company LP, the trustor of the Trust, on page 9 of Amendment No. 1.

Directors and Executive Officers and Corporate Governance, page 12

9.	We note the following statement: “The Trustee is a corporate trustee that may be removed by the affirmative vote of the holders of not less than a majority of the outstanding Trust Units at a meeting at which a quorum is present” (emphasis added). This disclosure appears to contradict the formulation used elsewhere in the filing, which instead speaks to “a majority in interest of the Trust Units represented in person or by proxy at the Special Meeting.” Please revise, or advise. Similarly, please revise (or justify) the following disclosure at the top of page 11: “...affirmative vote of Unitholders owning more than 50% but less than 75% of the outstanding Trust Units...” (emphasis added).

Response: The Trust acknowledges the Staff’s comment and has revised the disclosure on pages 4, 9, 11 and 12 of Amendment No. 1 to clarify that the Trustee may be removed by the affirmative vote of the holders of not less than a majority of the outstanding Trust Units present in person or by proxy at a meeting at which a quorum is present.

Additionally, the Trust respectfully notes that the referenced disclosure at the top of page 11 was provided to clarify that if Proposal Two is approved, there may be situations in future special meetings called by Unitholders in which a proposal does not receive the requisite Unitholder approval but receives the affirmative vote of more than 50% of the outstanding Trust Units, and therefore would require the Trust to bear the costs of calling such meeting. The Trust Agreement provides that certain actions require the affirmative vote of Unitholders owning at least 75% of the outstanding Trust Units (e.g., certain amendments to the Trust Agreement, as provided in Section 10.02(b) of the Trust Agreement), and the referenced disclosure explains that there may be situations where a proposal receives between 50% and 75% of the affirmative votes of the outstanding Trust Units and therefore would not be approved but would still require the Trust, rather than the Unitholders calling such meeting, to bear such costs.

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the Trustee’s counsel, Troy Harder of Bracewell LLP at (713) 221-1456.

Very truly yours, Pacific Coast Oil Trust By: The Bank of New York Mellon Trust Company, N.A., as Trustee

By:	/s/ Sarah Newell
Name:	Sarah Newell
Title:	Vice President

cc:	Troy Harder Bracewell LLP